Exhibit 99.14

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Inc. Signs Letter of Intent with Private Peruvian Group;
Agreement Subject to Completion of Due Diligence and Regulatory Approval

June 19, 2009, -Toronto, Ontario -Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that it has signed a Letter of Intent (the “Letter of Intent”) with a private Peruvian group to acquire an 80% interest in a 400 hectare property (the “Property”). The Letter of Intent contemplates the entering into of a definitive option agreement (the "Agreement") under which Grandview would earn its 80% by: (i) making a US$20,000 cash payment on signing of the Agreement; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of 2 million common shares of Grandview over a three year period. Grandview has a further option to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of Grandview prior to the third anniversary of the date of the Agreement. The Letter of Intent and the transactions contemplated thereby are conditional upon completion of satisfactory due diligence by Grandview and receipt of all required regulatory approval, including the approval of the TSX.

Grandview CEO & President, Mr. Paul Sarjeant, P.Geo, and Chairman, Dr. Michael Hitch, P.Geo, visited the Property recently and are currently reviewing due diligence materials. "The gold-producing Property is located in a relatively new area of production and exploration in Northern Peru. In spite of lack of access to modern mining techniques, small-scale mining of high-grade gold veins is currently taking place on the Property and in the surrounding area, and that production is ongoing" says Mr. Sarjeant.

Numerous high-grade gold-bearing structures have been identified on the Property and Grandview considers the opportunity as one with strong exploration upside and the potential for near-term, small-scale gold production. "We are committed to securing captive, cash-flowing opportunities that will lessen the Company’s reliance on the capital markets and exposure to dilution. This particular Property appears to satisfy our acquisitions model. The project is highly-prospective, yet small enough in scale that, a relatively small capital expenditure should be able to elevate it into low-cost production quickly and cost-effectively" adds Dr. Hitch.

Meanwhile, Grandview Vice-President Exploration, Toby Hughes, P.Geo is on the ground in the Red Lake Gold District of northwestern Ontario, preparing to begin the 2009 Canadian Exploration Program. The 2009 Red Lake program is funded and will proceed as outlined in the Company’s news release (http://www.grandviewgold.com/Media_Centre/Company_News/?nid=101) of June 1, 2009. Drilling is scheduled to commence Monday June 22 at the Dixie Lake property.

About Grandview

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, please contact Paul Sarjeant at 416.486.3444 #113 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc.'s operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc.'s control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.